Exhibit (d)(8)

CLEAN TEAM CONFIDENTIALITY AGREEMENT

This Clean Team Confidentiality Agreement (this “Agreement”) is entered into between Raven Parent, Inc. and Sharps Compliance Corp. (individually, a “Party” and collectively, the “Parties”), in connection with the potential transaction to be negotiated between the Parties (the “Potential Transaction”), and related due diligence, valuation, synergy and efficiency development, integration planning, and preparation of regulatory filings and submissions.

In connection with the Potential Transaction, the Parties entered into a Confidentiality Agreement dated May 9, 2022, which, among other things, governs the terms of sharing “Evaluation Material” (as defined in the Confidentiality Agreement).  At this stage of the process, certain Permitted Representatives (as defined in Paragraph 2) of Raven Parent, Inc. may need to receive information on a range of financial, management, and operational issues related to the Potential Transaction.  This information may be proprietary, secret, or confidential, and will be disclosed to the other Party only on the following terms and conditions:

1.
“Clean Team Information” shall mean Evaluation Materials (as defined in the Confidentiality Agreement) that (i) is communicated in written or other tangible form which is marked “Clean Team Confidential,” at the time of disclosure, (ii) is communicated orally and is identified as Clean Team Information at the time of disclosure, or (iii) is posted to any “Clean Team” folder in any electronic data rooms.  Any failure to identify information in written or other tangible form as “Clean Team Confidential” at the time of initial disclosure will not be deemed to waive the producing party’s ability to designate the information retroactively as “Clean Team Information.”  A receiving Party that receives notice that a producing Party later wishes to designate previously-received information as “Clean Team Confidential,” that receiving Party shall take reasonable steps to limit further disclosure of that information consistent with the terms of this Agreement.

2.
“Permitted Representatives” shall mean employees, directors and outside consultants and advisors of the Parties identified in Exhibit A.  Any additions to Exhibit A must be agreed to in writing by both Parties (which may include email).  Outside consultants and advisors may be identified by the name of the entity and need not list specific individuals.  In no event shall any Permitted Representative currently participate in any direct day-to-day decision-making with respect to competitive activities such as setting prices or components of prices, sales, and marketing for medical waste disposal management, during the period in which he or she has access to Clean Team Information and for two years following termination of the Potential Transaction or the abandonment of any negotiations relating to the Potential Transaction; provided that if the Parties or their respective affiliates consummate the Potential Transaction, the obligations under this Paragraph (but not under the Confidentiality Agreement) shall terminate effective as of the closing of the Potential Transaction.

3.
This Agreement is intended by the Parties to supplement the terms of the Confidentiality Agreement so as to avoid violations of laws with respect to competition and to provide enhanced protection of commercially-sensitive information by providing for the procedures specified herein with respect to the treatment of Evaluation Material that constitutes Clean Team Information.  Except as expressly provided in this Agreement, the Parties intend that the Confidentiality Agreement shall continue in full force and effect and shall continue to govern the relationship of the Parties with respect to the treatment and use of Confidential Information as well as other substantive and procedural issues; provided, however, that (i) the additional safeguards contained in this Agreement shall apply with respect to the treatment and use of Evaluation Material that constitutes Clean Team Information and (ii) to the extent of any conflict between this Agreement and the Confidentiality Agreement, the provisions of this Agreement shall govern.

4.
Each Party will ensure that any Clean Team Information received by its Permitted Representatives (i) will be maintained and used in accordance with the Confidentiality Agreement and (ii) will not be provided, discussed, exchanged, circulated, or otherwise furnished to or with any person who is not a Permitted Representative in any form other than as expressly permitted by this Agreement.  To this end, each Party shall prohibit further reproduction or distribution by recipients of such documents (other than reproduction by Permitted Representatives or distribution to Permitted Representatives).

5.
Each Party shall limit disclosure and access to Clean Team Information received from the other Party to the receiving Party’s Permitted Representatives, unless the Clean Team Information has been redacted or aggregated by the producing Party’s Permitted Representatives in the form of a report (a “Clean Team Report”) and only if the outside antitrust counsel for the receiving Party has expressly provided written approval for the disclosure of the Clean Team Report to the receiving Party’s non-Permitted Representatives on the basis that the information in the Clean Team Reports is sufficiently aggregated or redacted to prevent disclosure of (a) competitively sensitive details or (b) other competitively sensitive Clean Team Information.  For the avoidance of any doubt, Clean Team Reports shall be subject to the provisions of the Confidentiality Agreement.

6.
Each Party shall take such reasonable measures as may be appropriate to inform its outside consultants or advisors who may receive Clean Team Information of the obligations of nonuse and nondisclosure set forth herein.  Each Party will use commercially reasonable efforts to cause its Permitted Representatives to comply with these obligations.

7.
Permitted Representatives will preserve the confidential nature of Clean Team Information that they receive pursuant to this Agreement.  Each Party and its Permitted Representatives shall not disclose any of the Clean Team Information they receive to any other party, unless required, based upon the reasonable advice of their legal counsel, by law or court order (in which case such disclosure shall only be made in accordance with the terms of the Confidentiality Agreement).

8.
Each Party shall use Clean Team Information only in connection with conducting due diligence, valuation, synergy and efficiency development, integration planning, or the preparation of regulatory filings or submissions in connection with the Potential Transaction.  No other use will be made by either Party or its Permitted Representatives of the Clean Team Information.

9.
All documents containing Clean Team Information that are required to be maintained in confidence under this Agreement shall remain the property of producing Party, and all such documents and copies thereof shall be returned to the producing Party upon request.  In the event the Potential Transaction does not take place, upon the request of the producing Party, the receiving Party and its Permitted Representatives shall promptly return or destroy, to the extent technically and reasonably possible, all documents containing Clean Team Information of the producing Party.  For the avoidance of doubt, the receiving Party is not required to destroy or return copies of documents containing Clean Team Information that are stored on disaster-recovery or other similar archives.

10.
The obligations of confidentiality and nonuse related to the Clean Team Information received under this Agreement shall be binding and, in the event the Potential Transaction does not take place, continue in force until the date on which the Confidentiality Agreement terminates; provided that if the Parties and/or their affiliates execute definitive agreements with respect to the Potential Transaction, all of the obligations hereunder (but not under the Confidentiality Agreement), shall terminate effective as of the closing of the definitive agreements, in the event that such date is sooner than the date that the NDA terminates.

IN WITNESS WHEREOF, the Parties have caused this Clean Team Confidentiality Agreement to be executed.

On behalf of Sharps Compliance Corp.:

/s/ Pat Mulloy
Name:	Pat Mulloy

Title:	Chief Executive Officer

Date:	6/27/22

On behalf of Raven Parent, Inc.:

/s/ Matt Asperheim
Name:	Matt Asperheim

Title:	Director

Date:	6/27/22

EXHIBIT A
Permitted Representatives

Raven Parent, Inc.

Permitted Representatives, as defined in Paragraph 2 above, include the following employees and directors of Raven Parent, Inc.:

Name	Title
Matthew Asperheim	Partner, Aurora Management Partners L.P.
Ben Brothers	Associate, Aurora Management Partners L.P.
Matthew Laycock	Partner, Aurora Management Partners L.P.
Andrew Wilson	Partner, Aurora Management Partners L.P.
Charles Veniez	Director, Raven Parent, Inc.
Chris Jones	Vice President of M&A, Curtis Bay Medical Waste Services

Permitted Representatives, as defined in Paragraph 2 above, include the following external advisors of Raven Parent, Inc.:

External Advisors
Gibson, Dunn & Crutcher, LLP
Aurora Management Partners L.P.
Ernst & Young Global Limited